Filed by DD3 Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

DD3 Acquisition Corp. II

(Commission File No. 001-39767)

Codere Online Luxembourg, S.A.

(Commission File No. 333-258759)

Codere Online MD Moshe Edree: Tighter gaming regulations will reduce international competition

https://news.alphastreet.com/codere-online-md-moshe-edree-interview/

https://www.youtube.com/watch?v=8jrveAL_zjM&t=116s

Speaking with AlphaStreet, Managing Director of the online gaming company elaborates on its SPAC merger, expansion opportunities, and regulatory landscape

November 10, 2021

Arjun Vijay: Hello everyone, thank you for joining us today. This is Arjun Vijay from AlphaStreet and today we are speaking with Moshe Edree, who is the Managing Director of Codere Online, an online casino and sports betting company. Good morning Moshe. It’s good to meet you.

Moshe Edree: How are you?

Arjun Vijay: I’m great, thank you for asking. How are you?

Moshe Edree: I’m good, thank you for having me.

Arjun Vijay: Moshe, first of all tell us a little bit about your core casino business and how and when you shifted your focus to digital gaming.

Moshe Edree: Codere Online is a subsidiary of Codere retail group, which is one of the leading brands, and most reputable brands in Latin America, and also in Spain and Italy. It’s a gaming company that was established more than two decades ago. And in the past four years, we are shifting our strategy from retail to online. We opened a division of online gaming. I joined the company late in 2018. I started my career in the early days of gaming on the internet, the year was 2004. I was an operator for years and then I joined Party Gaming, which back then was one of the leading brands in the UK. I helped Party Gaming to establish their casino product, and then I was part of the merger with Bwin, the integration of software and marketing, and I continue to work with branded retail companies that are having high street brands, brick and mortar, that they are moving online. I worked with William Hill, online, as part of Playtech Group, and then with Ladbrokes. Around 2018 I was looking for my next adventure, I was looking for a company that has very big potential, in terms of market expansion. I was looking for a market that is fully regulated, and where there is great potential growth. Latin America was on my list, and that’s how I met Codere. Codere has a presence in Spain, as I mentioned, but the future of Codere’s expansion potential is in Latin America itself — in Mexico, Colombia, Puerto Rico, Panama, Buenos Aires, etc. Of this, Mexico, Colombia, the City of Buenos Aires, and Panama are already regulated and we assume that Puerto Rico will be fully regulated mid-next year. And then we’re obviously looking to expand to Brazil when it becomes regulated because this is the most interesting future market overall in the continent. A year ago, we decided that we wanted to go for a fundraising. The company is still funded as a subsidiary of the retail group from April 2020. We were looking for fundraising, and the mother company is reducing the amount they spend on the online side, due to development on the retail part, when they had to shut down all the retail presence and operation because of the pandemic. And we found out that there’s a group called DD3, which had a previous successful SPAC in NASDAQ, and they raised a pipe investment, and are looking for a target company. And we started the process and here we are now, after the submission of the documentation to the SEC, are aiming to close, and have a shareholder vote in the next couple of weeks that will allow us to receive a fund for future expansion investment in the market and to fulfill our strategy to become the market leader of online gaming in Latin America.

Arjun Vijay: Do you see your existing traditional casino clients shifting to online gaming, or is that an entirely new demographic in the online gaming space?

Moshe Edree: The answer is basically two. We do see a lot of correlation between retail and online. But that’s from the aspects of the omnichannel strategy, meaning working with the retail part and moving some of the activity, mainly on the sports side, online. As I mentioned, we have a great experience, me and my team, in the UK. We’ve done it with LadBrokes and William Hill. And now we are trying to implement it with Codere. We started implementing it already in Mexico, where Codere has over 100 [sic]1 retail shops, and they are now helping us. We helped them to shift some of the strategy from retail to online. Still, we are separate companies, we are listing, taking public, just the online part, but we have an omnichannel strategy for how to leverage all the retail Codere to online. That said, we first and foremost identify the player segments that fit the online strategy. It is mainly sports players, rather than casino players. The reason is casino players, historically, are more slot-oriented, and people just play on a very small slot machine, and so the whole behavior and player profile, spending on a slot machine is completely different from online. So what we’re doing is to identify who can be the potential clients. Then we approach them either through the retail or through the database that we have. Codere has more than three million registered players in the database. So that’s a huge amount of data that we can use. And we’re working on that data in order to convert it online. Aside from that, we have a full strategy going forward to give the player a unique and seamless gaming experience between the retail and the online and vice versa. So we signed a commercial agreement, between retail and online, that works both ways. For players that come from retail and come online, that generate revenue, based on the revenue shares, and same from online to retail. I can tell you that if you look or you read the analysis of the US and North American operators, you see that a big portion of the strategy is based on retail. Golden Nugget, MGM…We believe that, based on our experience in the past, the team, the operation that we have, the strong presence in each one of the countries, in Mexico, Colombia, the City of Buenos Aires, in Panama, we believe that we can build a proper one-stop-shop for the player that can play both on retail and online, getting promotions from both sides, being then invited to promotions and events from both sides, and so on. So that’s kind of one tier of our marketing strategy, but it’s a big, important one.

Arjun Vijay: Interestingly, Moshe, I have recently interviewed the CEO of FlatBox which is a Canadian onling gaming company, as you might be aware, and he was telling me about how different regions and countries have different approaches to regulations, which makes it a little bit tricky when you are operating in different countries. How do you see the regulatory landscape in the markets where you operate?

Moshe Edree: It is true, regulation is a big part of our business. Obviously, Codere is operating only in fully regulated environments. Not taking any risk of operating in any country that is even semi-regulated, meaning they allow you to operate although there will be a license in the future. Like Brazil, for instance, even though there are public companies that are operating in Brazil, and we decided we are not going to operate in a country that is not fully regulated.

[1]	Approximately 90 gaming halls.

First and foremost you need to regulate the software itself and then you need to be in a full process with the regulators in regards to money laundering procedures, KYC, taxation, etc. So that’s kind of like an operational hassle that you need to go through, and then going forwards maintaining the relationship based on these restrictions. In Spain, for instance, since Covid started, the regulator tightened up restrictions on advertising.

We were prohibited from doing any kind of marketing or advertising activity during the day, only past midnight, from 1 o’clock in the morning to 5 o’clock in the morning. So those changes had a big impact on the industry in general. But I believe that as much as the regulation is tighter and more restrictive, for us as a retail operation and local brand, it gives us an advantage, since it will allow us to use the omnichannel strategy. Also as a local hero, it will eliminate a lot of international competitors. And as the regulations are getting tighter and harder, there’s less appetite for international brands to get into the country. So being a fully Spanish, Colombian, Mexican, Panamanian operation, with the team and the retail and the operation and the banks that we’re working with, it gives us a lot of branding profit, organic profit that comes to the brand itself without advertising. That’s incremental income that we have, even as restrictions get tighter. It’s required a lot of reinforcements on the operational side, in terms of inspection AML, KYC, software adjustments, and so on. All in all I believe that the regulation is not just good for us, it helps the country in terms of taxation, income to the population, and also it’s allowed us as a local brand to get the benefits from those that are not competing in this market.

Arjun Vijay: Many investors are a bit skeptical when it comes to SPAC mergers because in the past many of the companies haven’t actually delivered the way they were expected to. In such a scenario, why choose the SPAC route? What was the value there?

Moshe Edree: I’m not a stock market guy, I’m not financial by nature, and I’m more operational and involved as an online gaming executive. But, as a CEO, I had to decide how to raise money. There were three options — either to go through a full IPO process, go through a SPAC, which I would say is a pre-funded company, or to go with a strategic or financial investor. Financial investors were quite difficult in the sense that it’s hard for them to understand the nature of the business. It was extremely important for us to keep the majority stake in Codere. So in any scenario of the de-SPACing process, Codere would remain, even in the extreme scenario of 0 redemption, a majority shareholder in Codere Online. It would still be a company that is managed and owned by Codere’s mother company. So that was the first requirement or important thing that we wanted.

Secondly, we found out that the DD3 team is very professional. They’ve done it in the past. They are a very successful SPAC. If I’m not mistaken, their previous SPAC had the best performance in 2021 in the US stock exchange. They know business, and they are based in Mexico, so they are local heroes. Their partners and investors are based in Mexico as well, in Monterrey. We are sponsoring, by coincidence, the team of Monterrey, the Rayados football club. There was a lot of synergy in the group, so take that synergy, the management team, the professionalism of the SPAC founder, with very good PIPE investors, and being local in Mexico, it was a perfect match. Now how that will impact share price going forward, I truly believe that as an operational team, we need to deliver our business, and not chase the share price itself. I believe the share price will adjust and represent the actual value we create for shareholders. We are very focused on what we are doing on the operational side, we are very focused on expanding our plan to Mexico, Colombia, and Panama, our expansion markets. We are very busy improving our technology and product, and we believe that all the rest will come after that.

Arjun Vijay: Just one more question. What is going to be the management’s higher priority in the short term: is it going to be scaling up or achieving profitability?

Moshe Edree: Scaling up. The plan we have submitted for this process represents if I’m not mistaken three years of extreme marketing spending on a cohort basis where we are acquiring a lot of players, a lot of clients. We have some expenditure mainly on the software, and the product itself, but it’s not a big part of the investment. If I’m not mistaken, by 2025 the company should turn a profit, running an EBITDA profitable business.

We are all about scaling up. The major market would be Mexico, then Colombia, and the City of Buenos Aires, which is the third most populated city in Latin America after Sao Paolo and Mexico City. So it’s a great potential., it’s like a country by itself. Codere has a strong retail presence in the province of Buenos Aires as a retail operator. Our hands are full with a lot of projects with many exciting things to happen. We want to get to the finish line of this transaction, which will happen in the next couple of weeks, having the funds and start working in 2022.

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

About DD3 Acquisition Corp. II

DD3 was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. Learn more at https://www.dd3.mx/en/spac.

Additional Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD3 Acquisition Corp. II ("DD3") and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 (as amended, the “Form F-4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement relating to DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The definitive proxy statement/prospectus has been mailed to holders of record of DD3 common stock at the close of business on October 14, 2021, the record date established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC, the Form F-4 and the definitive proxy statement/prospectus that has been mailed to DD3’s stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in the final prospectus for DD3’s initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco’s, Codere Online’s and DD3’s participants in the solicitation, which may, in some cases, be different than those of Holdco’s, Codere Online’s and DD3’s equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the Form F-4 and the definitive proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Guillermo Lancha, Codere

Guillermo.Lancha@codere.com

(+34)-628-928-152

Media

Brian Ruby, ICR

Brian.Ruby@icrinc.com

203-682-8268

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